Exhibit 99.1

Tap Issue Addendum

1.
Pursuant to the bond terms dated 5 November 2025 for the Navios Maritime Partners L.P. senior unsecured USD 500,000,000 bonds 2025/2030 (the “Bond Terms”), the Issuer and the Bond Trustee enter into this tap issue addendum (the ”Addendum”) in connection with a Tap Issue under the Bond Terms:

Issuer:	Navios Maritime Partners L.P.
Bond Trustee:	Nordic Trustee AS
ISIN for the Bonds:	NO0013685115
Maximum Issue Amount:	USD 500,000,000
Amount of Additional Bonds:	USD 30,000,000
Amount of Outstanding Bonds after the increase:	USD 330,000,000
Date of Addendum:	2 June 2026
Tap Issue Date:	4 June 2026

2.
Terms defined in the Bond Terms have, unless expressly defined herein or otherwise required by the context, the same meaning in this Addendum. This Addendum is a Finance Document and after the date hereof all references to the Bond Terms in the other Finance Documents shall be construed as references to the Bond Terms as amended by this Addendum.
3.
Pursuant to the Bond Terms the Issuer may issue Additional Bonds until the Nominal Amount of all Additional Bonds equals in aggregate the Maximum Issue Amount less the Initial Bond Issue. The provisions of the Bond Terms will apply to all such Additional Bonds.

4.
The Bonds are listed on the Exchange and the Additional Bonds will be listed together with such Bonds.
5.
The Net Proceeds from the Tap Issue will be applied towards general corporate purposes of the Group.
6.
The issuance of Additional Bonds and disbursement of the Net Proceeds of the Tap Issue to the Issuer shall be conditional on the Bond Trustee having received in due time (as determined by the Bond Trustee) prior to the Tap Issue Date each of the following documents, in form and substance satisfactory to the Bond Trustee:

(i)
this Addendum duly executed by all parties hereto;

(ii)
confirmation from the Issuer that the representations and warranties set out in Clause 7 (Representations and Warranties) of the Bond Terms remain true and correct and are repeated by the Issuer as at the date of issuance of the Additional Bonds;
(iii)
copies of corporate resolutions required for the Tap Issue and any power of attorney or other authorisation required for the execution of the Tap Issue Addendum and any other Finance Document;
(iv)
confirmation that the applicable prospectus requirements (cf. the EU prospectus regulation ((EU) 2017/1129)) concerning the issuance of the Additional Bonds have been fulfilled;

(v)
copies of any necessary governmental approval, consent or waiver (as the case may be) required at such time to issue the Additional Bonds;
(vi)
copies of any written documentation used in marketing the Additional Bonds or made public by the Issuer or any Manager in connection with the issuance of the Additional Bonds; and
(vii)
legal opinions or other statements as may be required by the Bond Trustee (including in respect of corporate matters relating to the Issuer and the legality, validity and enforceability of the Tap Issue Addendum and any other Finance Documents (if applicable)).

The Bond Trustee may (at its sole discretion and in each case) waive or postpone the delivery of certain conditions precedent.

7.
By its signature to this Addendum, the Issuer confirms that:

(i)
no Event of Default under the Bond Terms has occurred or would occur as a result of the Tap Issue; and
(ii)
the representations and warranties contained in Clause 7 (Representations and Warranties) of the Bond Terms are true and correct in all material respects and are repeated on the date of this Addendum and on the Tap Issue Date.
8.
This Addendum shall be governed by Norwegian law and be subject to Norwegian jurisdiction, with the Oslo District Court as the court of first instance.

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[separate signature page to follow]

SIGNATURES:

THE ISSUER

Navios Maritime Partners L.P.

By: /s/ Georgios Panagakis

Title: Attorney-in-fact

[Signature page - Tap lssue Addendum - Project Epta]

THE BOND TRUSTEE

Nordic Trustee AS

By:/s/ Olav Slagsvold Title:Authorised signatory

[Signature page - Tap lssue Addendum - Project Epta]